THIS IS A CONFIRMING ELECTRONIC FILE COPY ORIGINALLY FILED ON FEBRUARY 14, 1997

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                               (AMENDMENT NO. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              POLLO TROPICAL, INC.
       -----------------------------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
       -----------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  731513 10 7
       -----------------------------------------------------------------
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


                               Page 1 of 7 Pages
                         The Exhibit Appears on Page 7

                             CUSIP No. 731513 10 7
                                       -----------

(1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Larry J. Harris
                 --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      (b)
            -----    ----

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Citizenship or Place of Organization       U.S.A.
                                              ---------------------------------

                               (5)        Sole Voting Power         80,025
                                                            -------------------
            Number of
          Shares Bene-         (6)        Shared Voting Power      1,162,656
            ficially                                          -----------------
            Owned by
          Each Report-
           ing Person          (7)        Sole Dispositive Power      80,025
              With                                               --------------

                               (8)        Shared Dispositive Power  1,162,656
                                                                   ------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,242,681
         ----------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X(1)
                       --------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)    16%
                                                            -------------------

(12)     Type of Reporting Person (See Instructions)       IN
                                                      -------------------------
-------------------------
         (1) The aggregate amount in Row 9 does not include 270,918 shares of Common Stock held in Trust for the benefit of the Reporting Person's Children, with respect to which the Reporting Persons disclaim beneficial ownership.

                               Page 2 of 7 Pages

                             CUSIP No. 731513 10 7
                                       -----------

(1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Molly Harris
                 --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      (b)
            ----     ----

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Citizenship or Place of Organization   U.S.A.
                                              ---------------------------------

                            (5)        Sole Voting Power             0
                                                         ----------------------
            Number of
          Shares Bene-      (6)        Shared Voting Power      1,162,656
            ficially                                       --------------------
            Owned by
          Each Report-
           ing Person       (7)        Sole Dispositive Power        0
              With                                            -----------------

                            (8)        Shared Dispositive Power 1,162,656
                                                                ---------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,162,656
         ----------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X(1)
                         ------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)    15%
                                                            -------------------

(12)     Type of Reporting Person (See Instructions)       IN
                                                     --------------------------
---------------------------
         (1) The aggregate amount in Row 9 does not include 270,918 shares of Common Stock held in Trust for the benefit of the Reporting Persons' children, with respect to which the Reporting Persons disclaim beneficial ownership.


                              Page 3 of 7 Pages

ITEM 1(A).            Name of Issuer:

                      Pollo Tropical, Inc.

ITEM 1(B).            Address of Issuer's Principal Executive Offices:

                      7300 North Kendall Drive
                      Miami, Florida  33156

ITEM 2(A).            Name of Persons Filing:

                      Larry J. and Molly Harris

ITEM 2(B).            Address of Principal Business Office:

                      7300 North Kendall Drive
                      Miami, Florida  33156

ITEM 2(C).            Citizenship:

                      U.S.A.

ITEM 2(D).            Title of Class of Securities:

                      Common Stock, par value $.01 per share

ITEM 2(E).            CUSIP Number:

                      731513 10 7

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable.

ITEM 4.               Ownership.



                          Amount                                      Power to Vote                     Power to Dispose
Reporting              Beneficially            % of         ----------------------------------------------------------------
Person                     Owned              Class*         Sole             Shared             Sole             Shared
============================================================================================================================
Larry J. Harris        1,242,681(1)(2)          16           80,025           1,162,656          80,025           1,162,656

Molly Harris           1,162,656(1)             15              0             1,162,656             0             1,162,656
============================================================================================================================



                               Page 4 of 7 Pages

         *Calculated on the basis of 8,124,799 shares of Common Stock outstanding on December 31, 1996.

         (1) Excludes 270,918 shares held in trust for the benefit of the Reporting Persons' children. The Reporting Persons disclaim beneficial ownership with respect to these shares.

         (2) Includes options to purchase 80,025 shares of Common
Stock.

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8.           Identification and Classification of Members of the
                  Group.

                  Not applicable.

ITEM 9.           Notice of Dissolution of Group.

                  Not applicable.

ITEM 10.          Certification.

                  Not Applicable.


                               Page 5 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997                       /s/ LARRY J. HARRIS
                                        ------------------------------------
                                            Larry J. Harris

                                        /s/ MOLLY HARRIS
                                        ------------------------------------
                                            Molly Harris




                               Page 6 of 7 Pages

                                   EXHIBIT A
                      AGREEMENT TO FILE JOINT SCHEDULE 13G

         Pursuant to Rule 13d-1(f)(i), the undersigned hereby consent to the joint filing of a single statement on their behalf.

February  13, 1997                     /s/ LARRY J. HARRIS
                                       --------------------------------------
                                           Larry J. Harris

                                       /s/ MOLLY HARRIS
                                       --------------------------------------
                                           Molly Harris



                               Page 7 of 7 Pages